Exhibit 99.1

PENN WEST ANNOUNCES THE CLOSING OF $486 MILLION

OF NON-CORE ASSET DIVESTITURES

FOR IMMEDIATE RELEASE, December 20, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, “our” or the “Company”) is pleased to announce that it has successfully completed its previously announced asset divestitures.

On November 6, 2013, Penn West announced its intention to divest approximately $485 million of non-core assets producing approximately 12,500 boe per day as “phase one” of its divestment strategy related to the Company’s long-term plan. Today, the Company announces it has closed a series of transactions to dispose of non-core assets currently producing approximately 10,800 boe per day for total cash proceeds of approximately $486 million. The amount of production to be sold changed as the portfolio of properties transacted was altered slightly. On average, the divestitures were transacted at approximately 5.5 times estimated 2014 net operating income (“NOI”) and 1.1 times Penn West’s current internal estimate of the proved plus probable producing reserves value discounted at 10 percent. Divested production was weighted predominantly (81 percent) toward heavy oil and natural gas and the proceeds were used to repay outstanding advances on the company’s credit facilities.

Penn West’s previously announced 2014 average production guidance of 105,000 to 110,000 boe per day remains unchanged at this time notwithstanding the difference in the production disposed in “phase one”. Further dispositions are targeted for early 2014 and Penn West will update its 2014 production guidance as significant transactions close.

Dave Roberts, President and CEO commented: “The closing of these transactions further improves Penn West’s business by improving our balance sheet at attractive metrics while fully retaining our core asset positions. There was no development of these properties in our plans for the next five years, thus the assets are better managed by the counterparties, providing an economic benefit to both parties. I am pleased we were able to transact these properties at an attractive 2014 NOI multiple and at values above our internal estimates of proved plus probable producing reserves value. After accounting for our value of the legacy natural gas, we realized approximately $65,000 per flowing barrel on non-core oil and natural gas liquids production. With the completion of our “phase one” dispositions, we are focused on concentrating our asset base and the development of our core light-oil positions while at the same time driving toward our balance sheet targets.”

Divested assets were primarily situated in the mature Grande Prairie, Wainwright, and Southern Alberta areas and included approximately $3 million for non-producing lands.

Divested property attributes:

•	Current production of approximately 10,800 boe per day
•	Expected 2014 production weighted approximately 46 percent heavy oil, 35 percent natural gas, 16 percent light oil and 3 percent natural gas liquids
•	Expected 2014 operating costs of approximately $23 per boe
•	Estimated 2014 NOI of $89 million using Penn West’s 2014 budget pricing
•	Includes approximately 1,620 net wellbores currently producing or suspended and the associated environmental liabilities
•	No development capital allocated in the long-term plan

Average transaction metrics:

•	Transacted at an estimated 2014 NOI multiple of 5.5 times
•	Realized approximately $65,000 per flowing barrel on the oil and natural gas liquids production
•	Approximately 1.1 times Penn West’s internal proved plus probable producing reserves value using evaluator prices at November 30, 2013
•	Transacted at approximately $18 per boe on a proved plus probable producing reserve basis as at November 30, 2013

Penn West is one of the largest conventional oil and natural gas producers in Canada operating a significant portfolio of opportunities with a dominant position in conventional light oil in Canada. Based in Calgary, Alberta, Penn West operates throughout western Canada on a land base encompassing more than five million acres.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our estimated 2014 net operating income for the assets disposed of; our 2014 average daily production guidance; our target to close further dispositions in early 2014, some of which may be significant; the benefits that we anticipate will accrue to Penn West from the asset dispositions; and our intention to focus on concentrating our asset base and the development of our core light-oil positions while at the same time driving toward our balance sheet targets. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices, and in particular, our 2014 budget commodity pricing which is available in our Third Quarter Results & Long-Term Plan Corporate Presentation dated November 6, 2013, which is available on our website at www.pennwest.com and for purposes of internal estimates of the proved plus probable reserves and the net present value of the future net revenue from these reserves referred to herein (as further discussed under the heading “Oil and Gas Information Advisory” below), pricing assumptions reflected in an escalated forecast table dated November 30, 2013 based on information obtained from various sources, including government agencies, industry publications, Canadian oil refiners, and natural gas marketers, available up to and including the “as of” date in the table, which table can be found on the website of Sproule Associates Limited at www.sproule.com ; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all; the possibility that we will not be able to successfully execute our long-term plan in part or in full; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for dispositions; failure to realize the anticipated benefits of dispositions; changes in tax and other laws that affect us and our securityholders; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures Advisory

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including net operating income. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Net operating income is used to assess the cash generation of an asset and hence its relative economic value and is production revenue less royalties and operating costs and transportation costs. For additional information relating to non-GAAP measures, see our latest management’s discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

The internal estimates of the proved plus probable reserves and the net present value of the future net revenue from these reserves referred to herein were prepared by Penn West employee qualified reserves evaluators in accordance with the requirements of National Instrument 51-101 and the Canadian Oil and Gas Evaluation Handbook as at November 30, 2013 using pricing assumptions reflected in an escalated forecast table dated November 30, 2013 based on information obtained from various sources, including government agencies, industry publications, Canadian oil refiners, and natural gas marketers, available up to and including the “as of” date in the table, which table can be found on the website of Sproule Associates Limited at www.sproule.com. The net present value estimates were prepared before income taxes using a discount rate of 10%. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation. The estimates of future net revenue referred to do not represent the fair market value of the reserves.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com